FORM 18-K/A

AMENDMENT NO. 2

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

ANNUAL REPORT

of

EXPORT DEVELOPMENT CANADA

(An agent of Her Majesty in right of Canada)

(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

PASCAL DUGRÉ-SASSEVILLE

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

PAUL E. DENARO Milbank, Tweed, Hadley & McCloy LLP 28 Liberty Street New York, New York 10005	SUSAN LOVE Vice President and Treasurer Export Development Canada 150 Slater Street Ottawa, Ontario, Canada K1A 1K3

*	The Registrant is filing this Amendment No. 2 to its annual report on a voluntary basis.

This amendment to the Annual Report on Form 18-K of Export Development Canada (“EDC”) for the year ended December 31, 2014 is being filed to include as exhibits to such Form 18-K: (i) the Fiscal Agency Agreement to be dated as of July 21, 2015 between EDC and Citibank, N.A., as fiscal agent, transfer agent, registrar and principal paying agent, (ii) the Underwriting Agreement dated as of July 14, 2015 between EDC and Citigroup Global Markets Inc., J.P. Morgan Securities plc, Merrill Lynch, Pierce, Fenner & Smith Incorporated and TD Securities (USA) LLC, as representatives of the several underwriters, (iii) the Opinion and Consent of Legal Counsel of EDC, (iv) the Consent of Milbank, Tweed, Hadley & McCloy LLP, U.S. Counsel for EDC, and (v) the Consent of Stikeman Elliott LLP, Canadian Counsel for the underwriters, all of which were prepared in connection with the offering of U.S.$1,000,000,000 1.750% United States Dollar bonds due July 21, 2020 (the “Bonds”) described in EDC’s Prospectus Supplement dated July 14, 2015 (the “Prospectus Supplement”) to EDC’s Prospectus dated August 5, 2014 (the “Basic Prospectus”).

That portion of the Bonds offered by the Prospectus Supplement and the Basic Prospectus sold or to be sold in the United States or in circumstances where registration of the Bonds is required has been registered under Registration Statement No. 333-197576. Such portion is not expected to exceed an aggregate principal amount of U.S.$421,000,000. Following the completion of the offering of the Bonds offered by the Prospectus Supplement and the Basic Prospectus, U.S.$2,768,800,000 aggregate principal amount of Bonds will remain available for offer and sale under Registration Statement No. 333-197576.

The exhibits to EDC’s Annual Report on Form 18-K for the year ended December 31, 2014, as hereby amended, are as follows:

99.1	Export Development Canada Supplemental Information (previously filed).

99.2	Consent of the Auditor General of Canada (previously filed).

99.3	Export Development Canada’s 2014 Annual Report (previously filed).

99.4	Copy of the consolidated Export Development Act, effective as of March 11, 2014 (previously filed).

99.5	Auditor General Power of Attorney (previously filed).

99.6	Fiscal Agency Agreement.

99.7	Underwriting Agreement.

99.8	Opinion and Consent of Legal Counsel of EDC.

99.9	Consent of Milbank, Tweed, Hadley & McCloy LLP.

99.10	Consent of Stikeman Elliott LLP.

It is estimated that the expenses of EDC in connection with the sale of the Bonds will be as follows:

Filing Fee(1)	U.S.$ 51,448.70
Legal	30,000.00
Miscellaneous Expenses	18,551.30

U.S.$100,000.00

[1]	Calculated based on a filing fee of U.S.$114.60 per U.S.$1,000,000 for the first U.S.$195,000,000 registered and on a filing fee of U.S.$128.80 per U.S.$1,000,000 for the remainder registered.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment number two to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 20th day of July, 2015.

Export Development Canada

/s/ Susan Love
Susan Love
Vice President and Treasurer

EXHIBIT INDEX

99.1	Export Development Canada Supplemental Information (previously filed).

99.2	Consent of the Auditor General of Canada (previously filed).

99.3	Export Development Canada’s 2014 Annual Report (previously filed).

99.4	Copy of the consolidated Export Development Act, effective as of March 11, 2014 (previously filed).

99.5	Auditor General Power of Attorney (previously filed).

99.6	Fiscal Agency Agreement.

99.7	Underwriting Agreement.

99.8	Opinion and Consent of Legal Counsel of EDC.

99.9	Consent of Milbank, Tweed, Hadley & McCloy LLP.

99.10	Consent of Stikeman Elliott LLP.